Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

February 27, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Linda Cvrkel

Re: News Corporation

File No. 001-35769

Dear Ms. Cvrkel:

We refer to your comment letter (the “Comment Letter”) dated February 18, 2014 sent to Mr. Bedi Ajay Singh, Chief Financial Officer of News Corporation (the “Company”). On behalf of the Company, set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Form 10-K or Form 10-Q or their exhibits thereto, as applicable. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K for the Year Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Estimates, page 62

1.	In light of the materiality of your property, plant and equipment to your total assets, please consider including a discussion of your impairment analysis for long-lived assets as a part of your Critical Accounting Estimates section. As part of your discussion, please include the following:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

We respectfully note that Note 2 to the financial statements in the Company’s Form 10-K filed for the year ended June 30, 2013 included various disclosures related to property, plant and equipment. However, in response to the Staff’s request, the Company will also include in future filings a discussion of its impairment analysis for long-lived assets as part of the Company’s Critical Accounting Estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The following is sample disclosure in the MD&A based on the Company’s Form 10-K for the year ended June 30, 2013:

“The Company evaluates the carrying value of long-lived assets, such as property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable, in accordance with ASC 360, “Property, Plant, and Equipment,” (“ASC 360”). An asset group is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Events or circumstances that might warrant an impairment recoverability review include, among other things, material declines in operating performance, significant adverse market conditions and planned changes in the use of an asset group.

In determining whether the carrying value of an asset group is recoverable, the Company estimates undiscounted future cash flows over the estimated life of the primary asset of the asset group. The estimates of such future cash flows require estimating such factors as future operating performance, market conditions and the estimated holding period of each asset. If all or a portion of the carrying value of an asset group is found to be non-recoverable, the Company records an impairment charge equal to the difference between the asset group’s carrying value and its fair value. The Company generally measures fair value by considering sales prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Typical assumptions applied when using a market-based approach include projected EBITDA and related multiples. Typical assumptions applied when using an income approach include projected free cash flows, discount rates and long-term growth rates. All of these assumptions are made by management based on the best available information at the time of the estimates and are subject to deviations from actual results.

In fiscal 2013, the Company recorded $46 million of impairment charges related to non-recoverable long-lived assets. These impairments were primarily due to planned changes in the use of an asset group. Any further changes in the use of an asset group, in market conditions or in operating performance may cause the Company to re-evaluate the assumptions used in its analyses and may result in future impairment. Had the fair values of the long-lived assets with impairments been hypothetically lowered by 10%, the additional write-down of long-lived assets would be immaterial.”

Notes to the Financial Statements

Note 5. Investments, page 92

2.	We note from your table of equity earnings of affiliates, that your investment in SKY Network Television Ltd, is included in the line item “Pay television and cable network programing equity affiliates.” We also note that your share of the earnings in the equity affiliates included in this line item is greater than 20% of your consolidated income before income taxes for the year ended June 30, 2013. Please tell us how you evaluated your investment in SKY Network Television Ltd., or any other equity method investment included in this line item, under the significance tests outlined in Rule 3-09 of Regulation S-X for the year ended June 30, 2013. If SKY Network Television, or an investment other than Foxtel, is considered significant under this guidance, please revise your Annual Report on Form 10-K to provide the applicable financial statements for the entity as outlined in Rule 3-09 of Regulation S-X. Please note that an equity method investment must be evaluated for significance under Rule 3-09 of Regulation S-X even in the year of disposal. Please advise or revise accordingly.

Rule 3-09(a) of Regulation S-X requires the Company to include in its Form 10-K financial statements of non-consolidated subsidiaries and 50% or less owned persons accounted for by the equity method if they meet either the investment test or income test under Rule 1-02(w) of Regulation S-X substituting 20% for the 10% threshold of that rule.

The Company had previously analyzed the significance of its equity method investments under Rule 1-02(w) of Regulation S-X using the applicable investment and income tests for the year ended June 30, 2013. Foxtel was the only equity-method investee that exceeded the 20% threshold for the income test. None of the Company’s equity-method investees met the threshold under the investment test.

The income test for SKY Network Television Ltd. for the fiscal year ended June 30, 2013 was calculated as follows (in millions):

Company’s share of SKY Network Television Ltd.’s pre-tax income from continuing operations	$46
Company pre-tax income from continuing operations*	$320
Percentage	14%

*	Based upon five-year average pursuant to computational note 2 under Rule 1-02(w) of Regulation S-X, which states: If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

Note 15. Income Taxes, page 121

3.	We note from your reconciliation between the actual effective tax rate and the statutory U.S. federal income tax rate of 35%, that the impact of the CMH transaction reduced the tax rate by 247%. Please revise Note 15 to disclose why this transaction had such a significant effect on the income tax rate. Also, we note that the effect of foreign operations significantly reduced your effective tax rate for the year ended June 30, 2013. In light of the fact that it appears from Note 10 that a significant amount of your income before income tax for 2013 was attributable to foreign jurisdictions, please identify for us and in Note 15 the countries in which you have generated profits, but which have resulted in a reduction to your effective tax rate. We think this disclosure is important to notify investors if you are generating significant profits in countries that have very low tax rates. Please advise and revise accordingly.

In response to the Staff’s comment related to the impact of the CMH transaction on the effective tax rate, the Company respectfully notes that it disclosed in Note 3 on page 88 of its Form 10-K for the year ended June 30, 2013 that the $1.3 billion gain on the CMH transaction was non-taxable. Additionally, the Company included an explanation of significant items impacting the effective tax rate in the MD&A on page 47, including an explanation of the impact attributable to the CMH transaction. The Company will revise the appropriate Income Taxes footnote to the financial statements in future annual filings to include the additional explanation that was contained in the MD&A.

The following is sample disclosure based on the Company’s Form 10-K for the year ended June 30, 2013:

“The Company recognized a non-recurring pre-tax gain of approximately $1.3 billion associated with the acquisition of CMH. This pre-tax gain does not give rise to taxable income. The 247% reduction in our effective tax rate is attributable to the non-taxable gain recognized on the acquisition of CMH, which was a result of revaluing the Company’s non-controlling interest to fair value as of the acquisition date, as well as the reversal of the historic deferred tax liability related to the consolidation of FOX SPORTS Australia. See Note 3 – Acquisitions, Disposals and Other Transactions for further information.”

In response to the Staff’s comments related to the effect of foreign operations significantly reducing the Company’s effective tax rate for the year ended June 30, 2013, the Company notes that it operates primarily in the United States, Australia and the United Kingdom (“UK”). The current statutory tax rates in Australia and the UK are 30% and 23.75%, respectively. The Company does not have significant operations in other countries or in countries with very low tax rates. The significant amount of pre-tax income from foreign jurisdictions in fiscal 2013 disclosed in Note 15 is primarily attributable to non-recurring gains from our operations in Australia, including the above-mentioned CMH transaction, and gain from the sale of the Company’s investment in SKY Network Television Ltd. In addition to tax rates in Australia and the UK being lower than in the U.S., as disclosed in footnote (e) accompanying our effective tax rate reconciliation in Note 15, in fiscal 2013 reconciling items between the Company’s actual effective tax rate and the U.S. federal statutory tax rate (including the effect of foreign operations) had a greater percentage impact than in prior years due to the Company’s comparatively low amount of overall pre-tax book income.

Form 10-Q for the Quarter Ended September 30, 2013

Note 10. Pension and Other Postretirement Benefits, page 20

4.	We note your disclosure that during the first quarter of 2014, approximately $37 million of contributions were made by a third party in connection with the sale of a business in a prior period on behalf of former employees who retained certain pension benefits. This resulted in a gain being recognized in “other, net” on the Statement of Operations during the three months ended September 30, 2013. Please tell us why you received this contribution during the first quarter of fiscal 2014 and explain to us why you believe it was appropriate to recognize a gain in the statement of operations during the three months ended September 30, 2013. In this regard, in light of the disclosure on page 36 that this contribution was contractually stipulated in connection with the sale of a business in a prior period, please tell us why this contribution was not accounted for as part of the gain or loss on the sale of the business in a prior period.

In a prior period, the Company’s former parent, 21st Century Fox, sold its interest in a business whose employees participated in pension plans that are sponsored by a subsidiary of the Company. In accordance with the terms of the share transfer agreement between the buyer and the seller, the buyer agreed to make a pension contribution which was not determinable upon the date of the sale as it was to be actuarially determined as of a date subsequent to the closing date. The actuarially determined contribution associated with these employees was approximately $37 million. The actuarial report was furnished to both the Company and the buyer upon completion, as contractually required in the sale agreement, and the contribution was subject to approval by the buyer. The buyer approved the payment in the first quarter of fiscal 2014, which reduced the Company’s net pension liability.

With respect to the Staff’s comment regarding the inclusion of the pension contribution as part of the gain recognized in “other, net” on the Statement of Operations during the three months ended September 30, 2013, the Company respectfully notes that the determination of the amount of the expected contribution and its timing was unknown at the time of the sale. In accordance with the guidance set forth in ASC 450, “Contingencies,” gain contingencies should not be recognized prior to their realization. As the buyer approved and made the contribution in the first quarter of 2014, the gain was realized at that time and was therefore recognized in “other, net” in the Statement of Operations for the three months ended September 30, 2013.

Note 11. Income Taxes, page 21

5.	We note your disclosure that in the first quarter of fiscal 2014, a foreign tax authority determined it would not appeal a favorable ruling received by the Company in July 2013 and therefore, a portion of the uncertain matter has been resolved in this quarter. We also note your disclosure that you received a refund of taxes plus interest of $555 million in October 2013 and recorded a tax benefit, net of applicable taxes, of $483 million in the statements of operations. Please explain to us how you accounted for the entire amount of $555 million that was received in October 2013. As part of your response please explain why the amount received of $555 million differs from the $483 million recorded as a tax benefit during the period.

In response to the Staff’s comment, the Company accounted for the entire refund of $555 million, inclusive of taxes and interest, as a benefit in Income tax benefit in the Statement of Operations for the quarter ended September 30, 2013, which represents the uncertain matter that was resolved in the first quarter. As disclosed in Note 15 of the Company’s Form 10-K for the fiscal year ended June 30, 2013, the Company accounts for interest on taxes as a component of income tax expense/benefit. The difference between the amount received of $555 million and the $483 million recorded as a net tax benefit during the period is attributable to the Company’s estimated tax liability on the interest portion of the refund.

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

February 27, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Linda Cvrkel

Re:	News Corporation

File No. 001-35769

Dear Ms. Cvrkel:

In connection with responding to comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated February 18, 2014, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 416-4200.

Sincerely,

/s/ Michael L. Bunder
Michael L. Bunder
Senior Vice President, Deputy General Counsel and Corporate Secretary
News Corporation